Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Project Atlas and Q4 2006 Earnings

Conference Call Transcript

Good afternoon ladies and gentlemen. Welcome to the Quantum Corporation Fourth Quarter Fiscal 2006 conference call. At this time all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference please press the star followed by the zero. As a reminder this conference is being recorded today, Tuesday, May 2nd, 2006. I would now like to turn the conference over to Shawn Hall, general counsel. Please go ahead, sir.

Shawn Hall

•	Good afternoon, and welcome.

•	Here with me today are Rick Belluzzo, CEO, Ned Hayes, CFO and Andy Panayides, Vice President of Corporate Development.

•	The webcast of this call, our earnings release, and a quantitative reconciliation of any GAAP and non-GAAP financial measures discussed today, can be accessed at the Investor Relations section of our website at www.quantum.com - and will be archived for one year.

•	During the course of today’s discussion, we will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

•	The forward-looking statements include:

•	Our financial projections and prospects, including our outlook for the first fiscal quarter of fiscal year 2007;

•	Our products, their features and benefits, market share expectations, new product releases, and expected ramp cycles;

•	our business prospects, priorities and opportunities, including anticipated R&D spending and cost reduction efforts;

•	Our acquisition of ADIC, including expected synergies and benefits of the transaction, expected costs arising from the transaction and the anticipated timing and closing of the transaction; and

•	The general business and IT spending environments.

•	We’d like to caution you that our statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially.

•	We refer you to the risk factors and cautionary language contained in today’s press release announcing our fiscal Q4 and FY 2006 results, as well as to our reports filed with the Securities and Exchange Commission from time to time, including pages 44 to 54 of our most recent 10-Q filed on February 2, 2006. Such reports contain and identify important factors that could cause actual results to differ materially from those contained in our forward-looking statements. All such risk factors identified in our press release and in our filings with the SEC, including our most recent 10-Q, are incorporated by reference into today’s discussion. We undertake no obligation to update these forward-looking statements in the future.

•	With that, I’ll turn the call over to Rick Belluzzo.

Rick Belluzzo

•	Thank you, Shawn.

•	Good afternoon and thank you for joining us. Today, we are going to discuss our fourth quarter results, as well as the very exciting news regarding the combination of Quantum and ADIC.

•	One year ago, we defined fiscal year 2006 as one of the most critical years for Quantum. Over the last twelve months, we have implemented a very aggressive set of actions that have been aimed at improving our performance and establishing a strong foundation for the company. These actions have included the integration of Certance, the introduction of a record number of new products, and continued actions to improve our execution foundation, including operations, quality and our cost structure. As a result of these efforts, we have been able to deliver improved financial results in the second half of the fiscal year.

•	Now, with the acquisition of ADIC, we believe we can further improve our performance, but most importantly, together we can build a foundation that provides for a more competitive tape business, increased revenue opportunities and the opportunity for growth in the back-up, recovery and archive marketplace. With that, let me turn the floor over to Ned for further details on the fourth quarter.

Ned Hayes

•	Thanks, Rick.

•	The fiscal fourth quarter signaled the close of a year of dramatic change and one of progress for Quantum. This progress was characterized by a roughly breakeven non-GAAP first-half as we focused on completing the Certance integration, streamlining our organization and completing the development and market introduction of new products. Following this first half, we shifted our focus towards manufacturing rationalization, continued organizational restructuring especially around R&D and the launch of a record number of new products. We expected these activities to lead to a second half inflection where Quantum would begin to benefit from a more competitive product set and a more efficient operating structure.

•	We are pleased that we were able to largely accomplish these goals in the third and fourth quarters. While the fourth quarter experienced many of the benefits of this transition, we were also confronted with many of the challenges that are associated with introducing and ramping new products and shifting manufacturing locations. And while we had anticipated an inflection period during the second half, and started on this path with solid third quarter results, we were unable to entirely overcome these issues in the fourth quarter. Having said that, we feel that most of these operational challenges were well resolved during Q4.

•	As a result, total revenues for the quarter was roughly $206 million, down sequentially from $218 million in the third fiscal quarter, our seasonally strongest quarter, and down from $240 million for the fourth quarter of fiscal 2005. This compares to our guidance range of $210 – 225 million for the quarter. The decline was driven by the above-mentioned product and manufacturing transition issues, weakness with a couple of OEM customers and weakness in our branded business in storage systems within EMEA. On the positive front, we saw continued strength in our overall branded business, which grew from 22 percent of sales in the fourth quarter of fiscal year 2005 to 30 percent of sales in the fourth quarter of fiscal 2006. We also took considerable comfort in having a strong media royalty and branded media quarter, along with our services businesses rebounding from a relatively weak performance last quarter.

•	Revenue in Quantum’s Storage Systems business for fiscal quarter 4’06 was $62 million. This was down from $69 million sequentially in the third fiscal quarter, primarily due to product transition issues, as sales of new products were not yet sufficient to offset the decline in older products. Now you’ll remember that our new SuperLoader3 is replacing both our Value Loader and Super Loader lines in the low-end automation space, and our new PX500 family of products is replacing our existing M Series libraries in the mid-range automation space.

•	Quantum’s Echelon Disk Platform™ – which includes the company’s DX-Series and DPM5500 products – also showed solid growth in FQ4’06. Shipments (including base units and upgrades) increased 23 percent sequentially and 162 percent over the comparable quarter last year. We had a number of significant global customers wins, including a name brand mortgage company, a large insurance company in China, a major U.S. healthcare government agency, and Quantum’s first OEM customer for virtual tape. We have also sold solutions into several state and local government entities, including Washington State-based Douglas County Public Utilities District. The company expects this momentum to continue, as its new DX3000 and DX5000 disk-based backup appliances gain further traction.

•	Quantum’s tape drive revenue in the March quarter was $83 million, down sequentially from $89 million in the third fiscal quarter, again largely as a result of product platform transition issues. However, there were some significant highlights in the quarter. Shipments of Quantum’s new DLT-V4 were up 123 percent over the December quarter, and the company sold more LTO-2 HH and LTO-3 tape drives than it has in any quarter since acquiring Certance in January of 2005. Quantum also began shipping two industry-leading tape drives, DLT-S4 and SDLT 600A. The DLT-S4 enterprise-class tape drive, which is specifically designed to meet the demands of emerging tiered storage environment, offers the industry’s largest capacity, high performance and lowest cost per gigabyte of storage, as well as manageability, security and compliance features through Quantum’s DLTSage architecture. The SDLT 600A, an enhanced version of Quantum’s SDLT 600, is the first data tape drive enhanced for professional video. Turner Network . . . I’m sorry . . . Turner Entertainment Networks has installed the SDLT 600A in its broadcast center in Atlanta, and we recently announced ten new partners that integrate complete solutions for professional video systems.

•	Tape media revenue in 4th fiscal quarter ‘06 was $61 million, roughly flat with the comparable quarter last year. However, Quantum expects to see a positive impact on media revenue as the DLT-S4 and SDLT 600A begin to gain market traction.

•	During the fourth quarter, our OEM relationships generated 39 percent of channel sales, with branded sales channels comprising 61 percent. This compared with 42 percent and 58 percent for the prior quarter, and reflects our continued efforts to diversify our sales strategy with a bias towards branded sales. Dell and HP contributed 18 percent and 17 percent of revenue, respectively, consistent with the fiscal third quarter. On a geographic basis, 66 percent of sales revenue was generated from U.S. customers and 34 percent from international customers. This compared with 68 percent U.S. and 32 percent international for the third quarter.

•	Despite the shortfall in revenues, we were able to achieve a non-GAAP gross margin rate for the fourth quarter of 31 percent, which was relatively flat from Q3, and consistent with our guidance for the quarter. We were able to achieve this even as we continued to face the product transition challenges that I alluded to earlier mainly because of manufacturing efficiencies gained from our new, lower cost, product platforms. The GAAP gross margin rate was 28 percent, down slightly from 29 percent in fiscal Q3.

•	Non-GAAP operating expenses on a sequential basis increased slightly over fiscal Q3 to $56.7 million, from $55.8 million. This performance was in line with guidance and contained a number of one-time items in our non-GAAP results. For example, in the quarter, we incurred $2.1 million in legal fees relating to litigation defense efforts leading up to the StorageTek patent dispute settlement and cross license agreement. With the settlement of this dispute behind us, we do not envision any related charges to occur in future quarters. We will continue to monitor R&D expenditures in light of the recent completion of new product introductions as well as sales and marketing expenses as we highlight these new products to new and existing customers.

•	For the fourth quarter, Quantum posted non-GAAP diluted earnings per share of 4 cents based on a share count of 188.7 million shares. This performance was within our guidance range for the quarter. On a GAAP basis, we posted a net loss per share of 12 cents. Included in the GAAP net loss was $5.5 million in intangibles amortization, $5.6 million in restructuring charges primarily related to our cost-reduction plans around R&D and G&A and $18.6 million legal settlement charges per our previously announced agreement with StorageTek.

•	Cash flow from operations for the quarter was a negative $4.6 million, primarily due to the $20 million cash disbursement for the StorageTek legal settlement and cross license agreement paid in the quarter. Without this one-time disbursement, cash flow from operations would have been a healthy $15.4 million in the quarter. For modeling purposes, we will be incurring payments of $1 million per quarter for the next five quarters per this settlement and licensing agreement. We expect that we will generate breakeven or positive cash flow from operations in fiscal Q1 of next year.

•	In terms of working capital, DSOs declined to 53 days from 57 days for Q3. I mentioned on our last conference call that I was not at all satisfied with our fiscal Q3 collections results, and our renewed focus on this issue resulted in a reduction of A/R in excess of $23 million. Days Payable were 47 in the quarter, so our DSO / DPO spread is nicely back in an appropriate range.

•	Inventory turns of 7.3 declined from 8.7 turns in the third quarter due to higher inventories on our balance sheet as a result of moving manufacturing away from several contract manufacturers to our in house Penang operations. We’re effectively holding stock at two locations with each of these migrations to mitigate any potential supply/demand glitches in these consolidations. Inventory should be a source of cash in future quarters as we complete these rationalization moves.

•	From a capital structure perspective, we closed a sale / leaseback transaction on our Colorado Springs facility and paid off our $50 million synthetic lease obligation in the quarter. With the payoff of the synthetic lease obligation, we have removed the contingency requirement at the end of our synthetic lease term, which would have required us to pay out $50 million of our cash at the maturity of the synthetic lease in December 2007. This transaction also freed up $25 million in our revolver availability, which previously had been committed to a letter of credit pledged toward the synthetic lease. With the removal of the $25 million letter of credit, the amount available to borrow on the revolving credit facility is approximately $142 million.

•	With these items covered, let’s turn to guidance for the first fiscal quarter of 2007. Please note that, in light of other important announcements to be covered on today’s call, this guidance pertains strictly to stand-alone Quantum. As you know, we’ve been somewhat bedeviled by the first fiscal quarters’ top line the last two years in a row. In some cases, one could point to significant across-the-board weakness in Europe for the entire storage sector as the root cause. In other cases, the root causes of this apparent seasonality effect were less discernable. Therefore, with this first quarter anomaly experienced over the past two years, we are taking a somewhat cautious approach to revenue, by providing a guidance range of $195 million to $210 million.

•	We expect non-GAAP gross margins to be roughly flat to up slightly from Q4.

•	Non-GAAP operating expenses are expected to be in the $54 to $57 million range.

•	As a result, we expect non-GAAP earnings per diluted share to be roughly in the range of 1 to 4 cents per diluted share for the first fiscal quarter of 2007.

•	We expect GAAP gross margins in the first fiscal quarter to be relatively flat sequentially and to include estimated amortization of acquisition-related intangibles of roughly $4.1 million and $0.3 million of FAS123R stock based compensation.

•	GAAP operating expenses are expected to be in the $57 to $60 million range and include estimated amortization of acquisition-related intangibles of $1.4 million and FAS123R stock based compensation of $1.7 million.

•	As a result, we expect GAAP bottom line to be in the range of a loss of 3 cents per diluted share to breakeven / slightly profitable on a per diluted share basis.

•	I just wanted to share with you that we will be changing our reporting structure starting with the first fiscal quarter of next year. Over the last few quarters, we’ve made a significant number of changes to our overall product lines to achieve better product positioning and lower cost platforms. We have also made a concerted effort to better integrate our suite of complementary drive and systems, products and platforms. Further, our marketing and sales teams are increasingly transitioning to a product suite approach in selling and marketing our products so that we can better leverage customer relationships and customer support. As a result, we will change how we report our segment financial performance to better reflect these trends and the way management is running the business. So, therefore, beginning in fiscal Q1 we will be moving to a single reporting segment.

•	Another not-so-subtle change we’ll be making to our external financial reporting and guidance, beginning in the new 2007 fiscal year, will be a change in the reconciling items that we use to bridge GAAP and non-GAAP results. Over the past years, we have undertaken a number of efforts to streamline and reduce the cost of our operations infrastructure and expense foundation. Now, with these actions largely behind us, we will no longer remove these so-called ‘restructuring charges’ from our non-GAAP results. The only reconciling items we’ll formally have between GAAP and non-GAAP external financial reporting will be the amortization of intangibles and stock-based compensation … both non-cash charges. To the extent management feels it is appropriate, we will call out certain other charges in our press releases and conference call narrative should they truly not represent the underlying fundamentals of our business over the long term, but such other charges will as a matter of course now be included in our non-GAAP results. For modeling purposes, we see the two reconciling items between GAAP and non-GAAP to amount to roughly $5.5 million a quarter for intangibles amortization, and $2.0 million a quarter for stock based comp relating to the implementation of FAS123R again for stand-alone Quantum.

•	In summary, the fourth quarter marked the end of a year of change for Quantum. We successfully rolled out many new products based on lower-cost platforms, completed the bulk of the activity associated with integrating our Certance acquisition, improved operations, made significant improvements to our balance sheet, and meaningfully reduced operating expenses. While product mix issues during the fourth quarter impacted our financial results, the unfavorable impact was somewhat mitigated by sales of our new, higher-margin products. This is encouraging because as the sale of legacy products continue to wind down in the face of ramping sales of new products, we will be better able to leverage our operating margins in order to achieve profitable growth.

•	Now, I’ll turn it over to Rick to discuss today’s announcement regarding the combination of Quantum and ADIC.

Rick Belluzzo

•	Thank you, Ned.

•	While we defined fiscal year 06 as a critical execution year, we have always realized that successful completion of this agenda was only the beginning of a broad strategy to deliver consistent growth and profitability. Now that we have completed these actions, resolved the STK litigation, and improved the financial foundation of the company, we now feel empowered to make a significant step towards establishing a leadership position in the storage industry.

•	Today, we announced that we will acquire ADIC. The combination of these two companies will create one of the industry’s largest, independent storage companies with revenues exceeding $1.2 billion and one that will provide customers with a comprehensive and integrated range of solutions for securely storing, managing, protecting and recovering their data.

•	There are three compelling reasons for this transaction and they are: 1) the creation of a more profitable storage business; 2) expanded market access that will lead to more revenue opportunity and; 3) a stronger growth platform. I will talk to each of these in more detail, but let me first turn it over to Ned to discuss the details of the transaction.

Ned Hayes

•	All right. So, let’s go over some of the details of the proposed combination. Quantum and ADIC have entered into a definitive agreement under which Quantum will acquire ADIC for approximately $770 million in offer value, net of transaction expenses, and $577 million in transaction value, net of transaction expenses and ADIC’s pro forma cash position of approximately $193 million at the end of March… which assumes the close of the RockSoft acquisition recently announced by ADIC for $63 million.

•	Under the terms of the agreement, which has been approved by both Boards of Directors, ADIC shareholders will receive $12.25 per share in cash with the right to elect to receive, in lieu of cash, 3.461 shares of Quantum stock for each ADIC share they own. The stock election is subject to pro-ration such that Quantum will issue no more than ten percent of the total merger consideration in Quantum stock. There are no collars per se under the Agreement.

•	If the transaction were settled in all cash, we would intend to fund the proceeds through a combination of cash on hand of approximately $320 million at the end of March and debt of up to $500 million, for which we have already received a formal commitment from our financial institution, KeyBank. This would leave a pro forma cash operating balance of approximately $100 million for the combined entity at the close of the transaction.

•	Now, in light of the leverage associated with the transaction, this management team will be vigorously focused on generation of profit and free cash flow. We believe that synergies, in the first full year following close, will amount to some $45 million in savings. We believe that the transaction will be accretive in the second full quarter following close, and this accretion will total up to 15 cents EPS on a cash basis for the first full year following close. We also believe there to be cash generating opportunities as we look at ADIC’s working capital balances and compare them to our own experience. Needless to say, we’ll be extraordinarily diligent in delivering synergies and free cash flow as soon as possible to pare down our debt as quickly as we can. In terms of leverage, I will only state that, as a function of total debt to EBITDA, we believe we’re well within and towards the low end of the range of recent leverage technology transaction comparables.

•	We are expecting one-time cash restructuring costs associated with this transaction to be approximately $25 million and these costs are expected to cover expenses such as severance, lease write-offs, manufacturing consolidation, and other contingencies. The synergies will come primarily from duplicative overhead, product roadmap integration, elimination of costs associated with ADIC being a public company (such as listing fees, Board comp, rating agency fees etc.), G&A redundancies, leveraging our respective Services infrastructures worldwide, as well as sharing of R&D and marketing program expenditures.

•	We will be assuming the cash on ADIC’s balance sheet at the time of closing, as well as any commitments related to ADIC’s announced acquisition of Rocksoft.

•	ADIC’s revenues for fiscal year 2005 were $454 million, and we expect that the combined company’s revenues will exceed $1.2 billion annually. We do expect some revenue leakage from the combined company as we do have products that have already been out in the market for a couple of years and we may experience normal unit and pricing declines as these products mature. However, we expect this transition to be relatively small.

•	Even with this revenue transition, we want to emphasize that the potential synergies we expect to derive from this transaction will make it accretive to Quantum earnings within the second full quarter following close.

•	At this time, we are not prepared to provide any other guidance for the newly combined entity, and we will not be prepared to do so until the transaction formally gets through the customary closing conditions, regulatory / HSR review and ADIC shareholder approval. We expect the transaction to close in our second fiscal quarter of ‘07.

•	The deal’s structure results in a taxable merger that is fully taxable to ADIC shareholders and Quantum will be accounting for the transaction under purchase accounting.

•	So, with that transaction summary complete, now let me turn it back over to Rick to provide some strategic color to the transaction.

Rick Belluzzo

•	Thank you, Ned.

•	Let me expand upon my earlier comments and share with you the three main strategic elements of this combination that we believe will create value for customers, shareholders and employees.

•	First, the combination will create a more profitable storage business as this transaction will be accretive in the first full year following the close. We expect to achieve approximately $45 million in synergies in the first full year following the close that will more than offset the potential interest expense of up to $36 million. The synergy estimate takes into account some potential revenue attrition and captures a broad range of cost savings including the elimination of duplicative overhead and programs as well as sharing of R&D and marketing expenditures.

•	However, we do not expect to realize significant cost savings within the sales organizations as there are few redundancies. In fact, we believe that there are huge opportunities to capitalize on the respective company’s complementary sales capabilities to expand the combined company’s market access and increase revenue potential.

•	We also expect to leverage higher combined volume over our fixed manufacturing base thereby driving cost of goods down and providing incremental margins. We also anticipate additional cost savings from consolidation of supply chains and manufacturing sites as well as reduced overall product and component costs through the integration of Quantum drives and media into combined solutions.

•	We are committed to delivering these synergy levels and we believe the success we have had with recent acquisitions illustrate our ability to pick the best of two organizations and create an integrated company while achieving significant financial benefits. In the end, we will be able to deliver a competitive foundation for tape products and achieve a successful business model.

•	Second, we are very excited about the revenue opportunity that exists with this combination. In short, we will have much greater revenue diversity, opportunity and control. This will include a stronger branded business, a more diverse OEM base and expanded coverage of key market geographies, especially within EMEA and Asia Pacific. Gaining market access has been one of our biggest challenges in recent years and we are confident that this combination will greatly help us in this area.

•	ADIC also brings to the table a very strong global services business that complements ours. Combined, we will not only be able to better serve our customers around the world, but have the opportunity to expand upon this higher margin business segment.

•	One of the major drivers for revenue growth is the strength of the complementary sales capabilities of the combined company. Over the last few years, Quantum has built an industry leading position in the sale of high volume storage products that include tape drives, media, low-end automation and low-end disk products such as the recently announced GoVault. At the same time, ADIC has created a very successful higher-end branded sales channel, including a very successful partnership with EMC. The transaction will nearly triple our sales force and double our service capability and will enable us to serve our customers from over 90 countries around the world. We intend to integrate ADIC products into the Quantum high volume platform and leverage ADIC’s enterprise sales model to sell Quantum products. We believe that this dual go-to-market approach will enable us to compete more effectively and establish stronger relationships with our customers.

•	Lastly, this combination provides a stronger growth platform than either company on a stand-alone basis can produce. Over the next several years, the market for back-up, recovery and archive solutions will experience tremendous growth, mostly in the areas that combine software and security features with industry hardware. Both companies have made investments in these areas. ADIC has developed a solid software business which includes StorNext for data management within data-intensive SAN environments and AMASS for archival performance. Recently, ADIC added to its software solutions with the announcement of Rocksoft, which provides data de-duplication and redundancy elimination. Meanwhile, Quantum has been a leader in developing value-added features that address the growing concern around data security.

•	In addition, both companies have separately invested in the development of innovative solutions in disk-based data protection, one of the fastest growing segments of storage.

•	We believe that the combined company will more effectively invest in a leadership product roadmap that will enable it to capitalize on growth segments and deliver a wide range of innovative, cost effective solutions to a diverse customer base.

•	In summary, we believe that the three elements capture the main strategic rationale for this combination and we will work aggressively to deliver on each one of them. We will drive synergies to create an efficient operational structure that can produce tangible financial benefits. We will capitalize on revenue growth through a well balanced OEM, branded and geographic business. And, lastly, we will gain critical mass in the development of new solutions that combine software and security features with hardware to create innovative product categories for the backup, recovery and archive marketplace.

•	I am very excited with the opportunity to lead this effort and we will work diligently to ensure a smooth integration. We have a strong management team and we will be further strengthened by the addition of the ADIC leadership team. This combination is about building a company that leads the industry in operational efficiency, product innovation and growth. We will seize the opportunity to build upon this momentum in the most vibrant segment of the storage industry.

•	With that, let me open the lines up for Q&A. Operator?

Unknown Speaker*

•	Thank you, sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the one on your push button phone. If you would like to decline from the polling process, press star followed by the two. You will hear a three tone prompt acknowledging your selection. Your questions will be polled in the order they are received. If you’re using speaker equipment you will need to lift the handset before pressing the numbers. Again for questions it’s star one and if you’re using speaker equipment please lift your handset before pressing the numbers. One moment please.

Unknown Speaker*

•	Our first question is from Mark Moskowitz with J P Morgan, please go ahead.

Unknown Speaker*

•	Thank you. Hi, guys.

Unknown Speaker*

•	Hi.

Unknown Speaker*

•	A few questions, if I may. Obviously, a lot of folks are focusing on the ADIC acquisition as you announced today. I want to get a sense from you if you could maybe give us a sense in terms of what we should focus more on in terms of the revenue opportunities versus the earnings growth opportunities from this proposed acquisition. I realize your Benchmark and Certance acquisition in the past were of a much smaller scale, but it seemed that both acquisitions provided you some nice operating leverage, maybe bench marks seem to be temporary, the verdict is still not out. But the revenue was a little more cloudy in terms of the revenue benefits from those deals. How should we think about ADIC given your past history?

Unknown Speaker*

•	I think that’s a very good question. So first the first two acquisitions we did with Benchmark and Certance were really about improving the critical mass of the tape drive business, getting synergies out of that relationship by and large. Certainly with Certance, that they had a big segment of revenue that was in decline. The low end tape business is the very worst part of the business, and we knew that clearly going into this, that wasn’t the purpose. The purpose was really to get a position in the market and be able to overall increase our economies and scale in that business. So, you know, I would say that the first two moves were largely about strengthening the product line, accepting the fact that there would be a significant revenue leakage, but they really have both demonstrated strong financial results if you look at the detail on all the things, all of the impact that they have had. So I would want to clarify that first. We believe this is different. This transaction is much more transforming for both companies. On one hand we believe that we can gain tremendous financial strength for both the ADIC business as it stands, as well as the Quantum business through many of the things we mentioned, more efficiency, better volumes, critical mass, integrating drives and automation, all of those factors, you know, really have led to the synergy message that we have delivered. At the same time, we do have to be concerned about the top line. And ADIC comes to us with good growth; I mean they actually today updated their guidance which shows growth over last year. And having the ability to have a greater presence in the marketplace in terms of sales people, ability to deliver messages, ability to take drive technology like our technology to the market and have an impact is strategically very, very important. So I communicate this internally that the three objectives that I mentioned are equally balanced. We plan to execute on all fronts, improve the financials as quickly as possible through the actions that we have described, maintain momentum in the sales organization and insure that we have a large footprint for storage sales on a global basis and execute on a consolidated road map that gives us growth potential outside of traditional tape. And so, you know, it is very different than the other two transactions. It’s much more transforming; it does have both the short-term impact on the core tape business, but also has a tremendous amount of potential that we intend to capitalize on on the revenue side.

Unknown Speaker*

•	Okay, thanks for the commentary there, I appreciate that. As far as the customer leakage in terms of your guidance you provided so far, I know you don’t want to get too much into the details, but in terms of the accretion of 15 cents what is the percentage of revenue leakage at ADIC that supports that accretion?

Unknown Speaker*

•	Yeah, I think it’s a small number. I would say single digits. We don’t identify any particular leakage that we know about. We just have worked in our modeling to be conservative about all of our assumptions. We know it’s not uncommon for there to be, you know, to be some leakage as a result of change. Having said that, you know, we think that we can execute that quite well. You know, there are other factors going on in the industry that creates, you know, with tech integration there’s a lot of change underway. So we think that we will be able to be in an environment that continues to be favorable for our systems products.

Unknown Speaker*

•	Okay. And then I want to get a sense how we should think of your potential exposure to EMC, does that offer you any opportunities to leverage your existing business in terms of maybe having EMC take a second look at some legacy Quantum assets, or excuse me, Quantum products?

Unknown Speaker*

•	Yeah, well, we view the EMC relationship as very strategic, that’s the way its operated within ADIC. I think both companies have done a very nice job, uh, that relationship. We intend to capitalize on that. You know, just continue to reinforce that we are a company that has been through this multiple times. We have learned how to bring the best of multiple organizations together. We believe clearly that ADIC has a very strong enterprise branded sales go to market EMC relationship capability that will be at the center of a lot of what we do. To your point to the extent that we can use that relationship to leverage more overall opportunity, you know, we certainly will try to do that, that’s the way we thought about every aspect of the combination, pick the best of both and try to leverage across the entire organization so that we can have, you know, leverage success with the strengths of both companies have.

Unknown Speaker*

•	Okay. One last question before I cede the floor, getting back to Quantum stand alone, I just want to get some more color from you folks if we could with respect to Super Loader Three and the PX500 in terms of the recent weakness, what is driving your confidence at this point that you should have a rebound in those sales given the recent slow ramps with the OEMs? What are you seeing at the OEMs that would provide this confidence for you going forward?

Unknown Speaker*

•	Well, they’re all, there’s series of different issues, it’s hard to generalize. I would say our branded business in those segments are doing quite well. We probably had some interruption as we were ramping certain elements of those products. So we had moments in the quarter that we were on allocation or didn’t have full availability, that’s certainly hurt our branded business. We, like others in the industry, did see weakness in the MEA. I think that seems to be fairly broad based. The OEM situations are all different, in some cases they’re ramping, some cases they’re slow in ramping, in some cases people have promoted more the previous generation product than the new product. And that’s why we’ve characterized it the way we have. We feel the products are very strong, they’re ramping well, and, you know, we just, we see in the marketplace we continue to believe that, you know, we’re through most of the transition, there are no products today that are on allocation, everything is shipping. So a lot of those issues have been worked through, which we think will generally be positive in the marketplace.

Unknown Speaker*

•	Thank you.

Unknown Speaker*

•	Thanks, Jeff.

Unknown Speaker*

•	Again, ladies and gentlemen if you do have a question please press the star followed by the one on your push button phone. Also if you are using speaker equipment you will need to lift the handset before pressing the numbers. One moment please for the next question. Our next question is from Brian Freed with Morgan Keegan, please go ahead.

Unknown Speaker*

•	Hi, guys, thanks for taking my question. Real quick on the 500 million, up to $500 million that you may borrow, is that at a fixed or available interest rate than what is the interest rate at least initially?

Unknown Speaker*

•	Brian, that’s all subject to, you know, going out and marketing onto the open market. It’s up to $500 million. Right now we think it’s probably going to be at a rate around 2.75 over LIBOR, actually we think we can get that better than that as we go out talk to Moody’s, get it rated. Talk to customers. Key Bank is going to be coming with us on all those presentations, on all those customer visits. They’re a very staunch supporter historically of the company. They have committed to take the entire tranche, so we think we’ve got some pretty good opportunity there in terms of getting 275 over LIBOR or better.

Unknown Speaker*

•	OK. And secondly in terms of the valuation you’re paying for ADIC, that’s about 14 and a half times their trailing 12 months free cash flow, and Storage Tech was acquired for 9.3 times, I guess why do you think, it seems to me you probably overpaid a little bit, why do you feel like the price was fair?

Unknown Speaker*

•	Well, first of all, the, you can look at the price from a variety of perspectives. And we really believe the price is fair. It’s very much driven by the strong synergy that we can deliver with the core business. We think we are in the best position to be able to put the combination together. And deliver, you know, make the economic model work. The fact is that having a large global storage, very strong capable sales organization and service business and a growing software business is an overall revenue line of growing 10% is a good business. And, you know, is hard to replace. So when we look at the options of building that capability or purchasing, it we feel that the price is fair and we believe that we have a good path to make that very good for our shareholders.

Unknown Speaker*

•	Okay. And then lastly, on the synergies line, obviously ADIC has done a pretty successful job with a storage systems business. It has run a profitable business there, you didn’t comment on whether your storage systems business was profitable in the quarter, but it’s historically run at losses. Can you talk a little bit more about what your thoughts are in terms of, you know, integration and what you’re going to do. I guess, what’s different? Why will you be able to run the ADIC business at a profit when you haven’t had the greatest amount of success with your storage systems business? Can you talk a little bit about the synergies there i.e., drives or product rationalizations.

Unknown Speaker*

•	Yeah, I’ll make a few comments. I mean first of all scale matters in this business. And, you know, on a revenue basis, ADIC is the third largest provider of automation products and we’re a couple spots behind them. So, clearly they have had scale and when we put the two together we think we will have more scale and the ability to gain a lot of benefits that I described. The other important point is that their business, the ADIC business, has a strong branded component, has a strong enterprise component which is generally a better business. Our business has been very much positioned at the lower end of the market, which we actually feel that we can succeed in and that with our drive strength we feel we can compete more effectively with anyone else there. But that’s work in process that we have been going through as we have gone through this product transition. We think we can gain more synergy to drive integration as we mentioned. We think that building the service business which is both businesses are roughly equal we can have a very good foot print around service and gain more efficiency, so scale really matters. But, it’s about building more branded business; it’s about building a stronger position in the enterprise, strengthening the services business and getting more scale. We think the combination of those things will result in an improved business.

Unknown Speaker*

•	Okay. I guess in terms of the 45 million in synergies, can you talk, you talked a little bit about the G&A expenses, you know, looking at the ADIC model, they did about 25 million in G&A last year, so I guess I’m struggling to find, you know, 45 million in synergy there. So can you talk a little bit more about how you came up to that number?

Unknown Speaker*

•	I would first say we put both businesses together. So, you know, we are not, I want to be very, very clear that our model for doing this is not to take a look at the company we are acquiring and figuring out what we saw off and how we save money. We instead look at how we put the organization together in a synergistic way, pick the best elements and gain those synergies. So, you know, overall they had, I’m looking at some numbers here, about $135 million run rate. And, you know, a lot of that is, you know, the percentage of total combined expenses. It’s like roughly less than 10% I think is the synergies that we intend to achieve. So I think you should look at it that way, not look at one particular element of ADIC. You should try to look at the combined business and see that this is roughly 9%. We run the numbers with other transactions and other results and synergies and we feel like we’re not being overly aggressive and yet we’re not the lowest either in terms of the math. But we’ve gone through it function by function, program by program, this isn’t just a wish. This is something we understand and we want to execute.

Unknown Speaker*

•	Brian, this is Ned, I want to reiterate, to think that this is completely coming out of G&A is just not the way that we’re looking at it. We think there are extraordinary opportunities above the gross margin line in terms of manufacturing operations overhead and what we might be able to do there. Both on the manufacturing side and on the services side, quite honestly. We take a look at the productivity of the company, vis-à-vis our productivities and our profits on the service side. We think there’s considerable opportunities there to be able to massively drive improvement to the bottom line. Because, again, we’ve effectively got overlapping territories. In addition to G&A, we will be taking a long hard look at our road maps and making sure that the best product wins. To the extent that there are integration efforts that, you know, there will be monies coming out of that. We talked about, you know, converting DLT and drive switches, using our drives as opposed to somebody else’s drives are massively beneficial to the income statement. Then, of course, you have the bomb effect that we talked about again and again with scale. When you got two big companies going together and being able to, you know, leverage that against your respective and mutual now supply chains, there’s a ton of money to come out of there as well. So we have no problem whatsoever owning up to a $45 million savings level. We hope to deliver that and more.

Unknown Speaker*

•	Okay. All right. Thanks much.

Unknown Speaker*

•	Our next question is from Chris Sipple with Blue Lion Capital, please go ahead.

Unknown Speaker*

•	High level - if you think about what you have talked about previously in terms of your earnings power on a cash basis being close to or approaching 10 cents per share, non-GAAP 10 cents per share on a quarterly run rate basis, you’re saying this transaction could be close to 40% accretive on a fully integrated basis using 45 million in cost savings, is that correct?

Unknown Speaker*

•	That’s roughly right, Chris.

Unknown Speaker*

•	And on a combined basis, you know, what sort of revenue growth are you anticipating? Once integrated?

Unknown Speaker*

•	We haven’t — we haven’t finalized that. I mean, the growth opportunity will come in two steps. It would be the first integration process we don’t expect to see a lot of growth as you go through some of the transition. But we think based on product road maps this growth will come in, you know, a year or so out, a year, year and a half out. And, you know, this industry, you know, we’re dealing with a tape industry that is roughly flat and yet we’re dealing with some of the new segments that are growing in the high double digits, you know the high teens and greater. So that’s the balance, you know, we think that we have the mechanism in place with the combination to be able to capitalize on revenue potential and growth that we have attacked before.

Unknown Speaker*

•	My last question would be around your manufacturing operations, between yours and ADIC’s, can you give us a little color on, I know you have been consolidating some facilities, can you talk to us about capacity utilization today at Quantum, where you think it is at ADIC, and, you know, proforma, you know, where you hope to drive the capacity utilization of the combined company at your manufacturing facilities?

Unknown Speaker*

•	Well, we have, we probably on both sides have additional capacity. I’m not sure I can quantify that percentage. But we have capacity available on both sides to be able to make some transitions. We haven’t decided what those transitions are, but we think there is potential to more effectively utilize manufacturing infrastructure, that’s critical part of this. And, you know, we don’t have specific number as to what that would be.

Unknown Speaker*

•	Okay, thank you.

Unknown Speaker*

•	Thanks, Chris.

Unknown Speaker*

•	Ladies and gentlemen, for additional questions please press the star followed by the one at this time. Again, if you’re using speaker equipment, we ask that you please lift your handset before pressing the numbers. One moment, please. Our next question is a follow up from Mark Moskowitz with J P Morgan, please go ahead.

Unknown Speaker*

•	Yes, thanks for the follow up. Just one more question here. I want to get a sense if you could in terms of where you are with your progress on leveraging the Certance manufacturing platforms versus legacy Quantum and how we should think about the margin profile for at least the stand alone company going forward prior to the acquisition of ADIC.

Unknown Speaker*

•	You know, I will reinforce what we on a stand alone basis have talked about, that we are working on a model that moves to the mid 30% gross margin range. We still have a few points to achieve to be able to get there on a non-GAAP basis. We feel that we have made or are close to completing all the transitions. We had initially something in double digits, contract manufacturers that really, you know, needed to be brought together. We brought much of that capacity together in our facility in Pengang and in our value added manufacturing centers in geographies, so we’ve worked through much of that transition and we think that’s an important part along with mix and platforms and a number of other things all work together to move in that range of the mid 30% non-GAAP gross margin. So we think we have made all the decisions, we have made much of the implementation and we’re, you know, on final just completion of a lot of that work to be able to deliver those kinds of results.

Unknown Speaker*

•	The mid 30s bogey, is that achievable or can you at least reach that maybe by the second half of this year all things considered?

Unknown Speaker*

•	Mark, we still have that as intermediate term, we’re looking to get that in addition to the manufacturing operations consolidation that we’ve talked about. We are in the process of closing our [inaudible] service and repair facility. We took a large restructuring charge for that in prior quarters, that’s on track, nicely on track to be accomplished here in the June, July timeframe. That will help us in terms of our per unit cost on service and warranty. Again, we’re still on track to try and deliver mid 30% on gross margin, mid 25%, mid 20%, and E&R 8 to 10 non-GAAP operating model and to the extent that we can’t get there we still think we have the dexterity on the E&R side to be able to maintain the spread on a stand alone basis.

Unknown Speaker*

•	Lastly with respect to the acquisition can you share with us the initial read from some of your key customers in terms of their response or reaction to proposed acquisition?

Unknown Speaker*

•	We have talked mostly to analysts, industry analysts at this point. The only person we pre-briefed under NDA. We really focused to keep this confidential because of the magnitude of two public companies, I would say the industry analyst feedback has been phenomenal. Those who watch the industry and know the companies feel this is a very good combination. The initial response is this is a big move, this is a big move we weren’t necessarily expecting, but Wow! This makes a lot of sense, good for you, we think this will be good ultimately for customers. We do believe this is good for customers. We do believe having a company in the back up recovery and archive marketplace that is independent, focused on heterogeneous environment in the open system marketplace is a void that no one completely fills today. The closest to achieving that were ADIC and Quantum, yet neither of us had all the right scale to make that work. Now we believe we do. And we believe that provides more competitive products for our OEM customers and better scale for our OEM customers and for end user customers it provides a good alternative for companies that are, you know, want to innovate, embrace new technology and, you know, be able to have something that works in heterogeneous environments. Over time these businesses have all kind of been heavily integrated within the system companies and that’s created an environment that has really dictated the economics for this industry. We think this changes that, we think this opens the industry up, provides customers with more choice, potentially more value. And we think the feedback will continue to be strong. The service capability is something that for a company of either of our size was always a challenge to provide global support with the size of business that we have. We put it together, we now have the potential to have more service people and more efficiency in that service experience so the customers get more and we’re able to improve utilization. So we go down item by item and we believe that the value proposition strong for all constituents that we looked at.

Unknown Speaker*

•	Thank you.

Unknown Speaker*

•	Thanks, Mark.

Unknown Speaker*

•	Our next question is from Kevin Orem with Praesidium Investment Management. Please go ahead.

Unknown Speaker*

•	Hey, guys. Two quick questions: How does your tape business benefit from this? Does it?

Unknown Speaker*

•	It absolutely does. The fact is that there is not a remaining tape company that is not in the automation business today. That has been a circumstance that has developed over the last several years where even the smallest of companies in the tape drive market has expanded into automation. Because in every case, people want to move upstream and not just be a component in somebody’s library. So we feel that this impacts that significantly because now we have the ability to put together the strongest systems platform and automation business with sales force and service capability that allows us to take technology [Inaudible]. And I’ll give you a direct example. Today we introduced some leadership [Inaudible], the X4 product, double the capacity, half the cost per gigabyte of the competition, the only product with security capabilities, the whole works. No doubt. It just went through recent reviews, bake offs with the competition, gets rave reviews. The OEMs ultimately hold the cards. You go to the OEM and they say, Well, yeah, we think it looks good but we’re not sure when we’re going to do it and how we should do it, and we have our own products and on and on and on. We can’t, that’s a real difficult situation for us to get through unless, and I use the word market access, unless we have the ability to take innovation to the marketplace and have market influence and impact quickly. And that’s something that has been a limitation for the company and we think that’s changing. You know, you look at the LTO market today. Because you could say, well, that’s just a problem with DLT or SDLT. But the LTO market’s the same thing. You have HP and IBM who are both manufacturers of LTO products and have a strong system component and market footprint. Dell follows HP. You get to the end of it all and the market is very constrained for us unless we break out and create a more favorable environment where we have the ability to innovate in the marketplace. We believe this does it better than any situation that we could see in the marketplace. And we think it’s very complementary to our drive business and our resultant media model.

Unknown Speaker*

•	Yeah, that makes sense. And then I know I bring this up a lot. You had said in the September quarter call in October that you thought you’d be at or close to break even in the systems business. I’m guessing that you didn’t get there. Can you comment on that at all?

Unknown Speaker*

•	Yeah, I think we made progress. The numbers show good progress in that. I think the revenue shortfall in the EMEA and some of the transition issues probably held us back a bit. But the progress continues to improve. Gross margins improved. Expense structure in that business is improving. So, we continue to move down that path. It was a weaker than anticipated revenue quarter for that business.

Unknown Speaker*

•	Is the revenue component of it the only reason why you didn’t get, in other words . . .

Unknown Speaker*

•	Yes.

Unknown Speaker*

•	Go ahead.

Unknown Speaker*

•	Gross margins were up and expenses were down. Gross margins were up nicely. So -

Unknown Speaker*

•	In line with where you would have thought they would be? So, it’s just the miss on revenue?

Unknown Speaker*

•	I would say yes. I’m 90% sure that that’s right.

Unknown Speaker*

•	OK. All right. Good. Thanks.

Unknown Speaker*

•	Thanks, Ken.

Unknown Speaker*

Once again, ladies and gentlemen, for additional questions please press the star followed by the one at this time. Again, if you’re using speaker equipment, we ask that you please lift your handset before pressing the numbers. One moment, please. At this time there are no further questions. I’ll turn the call back over to management for any closing comments.

Unknown Speaker*

•	Well, thank you for joining us today and we look forward to future updates on the business as well as this exciting transaction. Thank you and have a good day.

Unknown Speaker*

•	Ladies and gentlemen, this concludes the Quantum Corporation Fourth Quarter Fiscal 2006 Conference Call. We thank you again for your participation. You may now disconnect.

**************END OF CALL********************

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.